Amendment to Amended and Restated
Expense Limitation Agreement
This Amendment (the “Amendment”), dated August 31, 2017, between Touchstone Institutional Funds Trust, on behalf of its series Touchstone Sands Capital Institutional Growth Fund, and Touchstone Advisors, Inc. (“Touchstone”, and collectively with Touchstone Institutional Funds Trust, the “parties”), amends the Expense Limitation Agreement, dated April 29, 2012 (the “Agreement”), in effect between the parties.

1.	The Agreement is amended by deleting paragraphs 1.1and 1.2 and replacing them with the following:

“1.1     Expense Limit. The Advisor has contractually agreed to waive fees and reimburse expenses to the extent necessary to ensure the Funds’ total annual operating expenses (excluding dividend and interest expenses relating to short sales; interest; taxes; brokerage commissions and other transaction costs; portfolio transactions and investment related expenses, including expenses associated with a Fund’s liquidity provider; other expenditures which are capitalized in accordance with U.S. generally accepted accounting principles; the cost of “Acquired Fund Fees and Expenses,” if any; and other extraordinary expenses not incurred in the ordinary course of business)  (“Fund Operating Expenses”) do not exceed the contractual limit set forth in Schedule A (“Operating Expense Limit”).

“1.2 Recoupment. The Advisor shall be entitled to recoup, subject to approval by the Board of Trustees of the Trust, such amounts waived or reimbursed for a period of up to three (3) years from the date of reimbursement or waiver. The Fund will make repayments to the Advisor only if such repayment does not cause the Fund’s the contractual limit set forth in Schedule A (“Contractual Limit”) (after the repayment is taken into account) to exceed both (1) the expense cap in place when such amounts were waived and (2) the Fund’s current expense limitation.

2.
All of the representations, warranties, and undertakings made in the Agreement shall continue to be true as of the date of this Amendment and will continue in full effect as if made in this Amendment. If the terms of the Agreement conflict with the terms of this Amendment, the terms of this Amendment shall govern.

3.	This Amendment shall terminate automatically upon termination of the Agreement. This Amendment may be amended only by a written instrument that is signed by both parties.

4.	This Amendment may not be assigned by either party without the consent of the other party.

5.	This Amendment may be executed in counterparts, each of which shall be deemed to be an original.

6.	Unless otherwise specified in this Amendment, all capitalized terms used in this Amendment shall have the meanings defined in the Agreement.

This Amendment to the Expense Limitation Agreement is hereby executed as of the date first set forth above.

TOUCHSTONE INSTITUTIONAL FUNDS TRUST

By:	/s/Terrie A. Wiedenheft

Name: Terrie A. Wiedenheft Title: Treasurer and Controller

TOUCHSTONE ADVISORS, INC.

By:	/s/Steven M. Graziano

Name: Steven M. Graziano Title: President
By:	/s/Terrie A. Wiedenheft
    Name: Terrie A. Wiedenheft
Title: Chief Financial Officer